Exhibit (a)(11)


24/08/01


Ahold completes tender offer for Peapod, Inc.

Zaandam, The Netherlands/Chicago, Illinois (USA), August 24, 2001 - Ahold, the international food retail and foodservice company, and Peapod, Inc., America's leading internet grocer, today announced the completion of Ahold's tender offer for all outstanding shares of common stock of Peapod.

Ahold's tender offer for Peapod, which commenced on July 27, 2001, expired at 12:00 midnight, New York City time, on August 23, 2001. Based on preliminary information provided by the depositary, a total of 12,581,632 shares of common stock were validly tendered and not withdrawn. Such share amount includes 295,182 shares subject to guarantees of delivery. Ahold will accept these shares for payment on Friday, August 24, 2001. Ahold intends to make prompt payment for the shares of common stock validly tendered pursuant to the tender offer. As a result of the tender offer, Ahold will own approximately 82.60% of Peapod's shares of common stock.

Ahold intends to exercise its warrants to purchase shares of Peapod common stock, to the extent necessary to result in Ahold owning at least 90% of the outstanding shares of Peapod common stock. Ahold will then merge its wholly-owned acquisition subsidiary into Peapod, resulting in Peapod becoming an indirect wholly-owned subsidiary of Ahold. The merger is expected to close by August 31, 2001. As a result of the merger, each share of Peapod common stock outstanding and not tendered will be converted into the right to receive $2.15 net per share in cash.



Ahold Corporate Communications: +31 75 659 5720
Hans Gobes: +31 6 55 82 22 98; Jan Hol: +31 6 22 93 31 37.
Peapod Corporate Communications, Paula Wheeler: +1 (847) 583-6412